FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: March 14, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

EXHIBIT INDEX

1	Consolidated Financial Statements for the Years ended December 31, 2004 and 2003

2	Management's Discussion and Analysis

3	Certificate of Annual Filings of Lewis Rose, President and Chief Executive Officer

4	Certificate of Annual Filings of Jenifer Cua, Interim Chief Financial Officer

2

EXHIBIT 1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

CryptoLogic’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company’s annual consolidated financial statements, the external auditors’ report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

/s/ LEWIS ROSE Lewis Rose President and CEO	/s/ JENIFER CUA Jenifer Cua Interim Chief Financial Officer

February 16, 2005

Consolidated Financial Statements (In U.S. dollars)

CRYPTOLOGIC INC.

Years ended December 31, 2004 and 2003

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
February 16, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CRYPTOLOGIC INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$43,182	$44,010
Security deposits (note 2)	7,000	6,550
Short-term investments	35,782	16,747
Accounts receivable and other (note 3)	6,487	2,389
Prepaid expenses	1,754	1,163

	94,205	70,859

User funds on deposit	18,908	9,394

Capital assets (note 4)	9,227	3,915

Intangible assets (note 5)	106	122

Goodwill (note 6)	1,776	1,776

	$124,222	$86,066

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,056	$25,063
Income taxes payable	1,331	1,063

	31,387	26,126

User funds held on deposit	18,908	9,394

Future income taxes (note 11)	1,840	--

	52,135	35,520

Shareholders' equity:
Share capital (note 7)	20,380	11,350
Stock options (note 8)	1,114	438
Retained earnings	50,593	38,758

Commitments and contingencies (note 9)	72,087	50,546

	$124,222	$86,066

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Robert H. Stikeman                  Director, Chairman

/s/ Lewis N. Rose                           Director

CRYPTOLOGIC INC.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2004 and 2003

	2004	2003

Revenue	$63,714	$44,211

Expenses:
Operating costs	39,975	27,204
General and administrative	6,028	5,161
Finance	374	350
Amortization	2,089	1,533

	48,466	34,248

Earnings before undernoted	15,248	9,963
Interest income	1,293	691

Earnings before income taxes	16,541	10,654

Income taxes (note 11):
Current	1,033	1,213
Future	1,840	--

	2,873	1,213

Earnings	$13,668	$9,441

Earnings per common share (note 10):
Basic	$1.05	$0.77
Diluted	1.01	0.75

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Retained earnings, beginning of year	$38,758	$30,376

Earnings	13,668	9,441

Dividends paid	(1,833)	(369)

Registration costs (note 7)	--	(690)

Retained earnings, end of year	$50,593	$38,758

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2004 and 2003

	2004	2003

Cash flows from (used in) operating activities:
Earnings	$13,668	$9,441
Adjustments to reconcile earnings to cash
provided by (used in) operating activities:
Amortization	2,089	1,533
Future income taxes	1,840	--
Gain on sale of investments	--	(31)
Stock options	1,200	438
Change in operating assets and liabilities:
Security deposits	(450)	9,190
Accounts receivable and other	(4,098)	(729)
Prepaid expenses	(591)	(246)
Accounts payable and accrued liabilities	4,993	17,458
Income taxes payable	268	1,646

	18,919	38,700

Cash flows from (used in) financing activities:
Issue of capital stock	8,506	630
Registration costs	--	(690)
Dividends paid	(1,833)	(369)

	6,673	(429)

Cash flows from (used in) investing activities:
Purchase of intangible assets	(89)	(13)
Purchase of capital assets	(7,296)	(2,618)
Investment in subsidiary	--	(111)
Short-term investments	(19,035)	(5,890)
Sale of investment	--	711

	(26,420)	(7,921)

Increase (decrease) in cash and cash equivalents	(828)	30,350

Cash and cash equivalents, beginning of year	44,010	13,660

Cash and cash equivalents, end of year	$43,182	$44,010

Supplemental cash flow information:
Income taxes paid	$765	$678
Interest received	1,095	614
Non-cash portion of option exercised	524	--

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

CryptoLogic Inc. (the “Company”) is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company operates in one segment and its software is currently being used for online gaming and related electronic commerce. Substantially all of the Company’s revenue is earned in U.S. dollars, British pounds and Euros in the form of licensing fees and support services from licensees located outside of North America. Revenue from the top seven licensees constituted 93% (2003 — 94%) of revenue. The licensees’ internet businesses are licensed by the governments of Alderney in the British Isles and Netherlands Antilles. The Company measures and reports its results in U.S. dollars.

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and except as described in note 13, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b)	Revenue recognition:

Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(d)	Short-term investments:

Short-term investments include highly liquid investments with original maturity dates between 3 and 12 months, and are stated at lower of cost or market value. At balance sheet date, cost approximates market value.

(e)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software and licenses	Straight line	3 - 5 years
Capitalized software development	Straight line	5 years
Leasehold improvements	Straight line	Term of lease

(f)	Software development:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Under The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3450, Research and Development Costs and Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company is capitalizing certain computer software production costs incurred subsequent to establishing technological feasibility; and will be amortizing the capitalized software development cost using the straight line method over the estimated useful life of the software once the software is available for general release.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(g)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

(h)	Stock-based compensation:

The Company has a stock option plan for directors, officers and other key employees. Effective January 1, 2003, the Company has adopted the amended recommendations of CICA with respect to accounting for stock-based compensation and other stock-based payments. These recommendations are applied in accordance with the transitional provisions relating to prospective application to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets. The Company applies the fair value method to all grants of stock options. Based on the transitional provisions, all stock options granted on or after January 1, 2003 are accounted for as capital transaction at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock and a weighted average expected life of options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

(i)	Foreign currency translation:

Monetary items denominated in other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the statement of earnings.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(j)	Intangible assets:

Intangible assets consist of the following:

(i)	Customer list represents a database of registered subscribers to the WinnerOnLine web site acquired in the purchase of ALI Online Inc. (“ALI”). Amortization is provided for on a straight-line basis over three years. Customer list has been fully amortized in 2004.

(ii)	Domain names are amortized on a straight-line basis over five years.

(k)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of earnings.

For the years ended December 31, 2004 and 2003, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

1.	Significant accounting policies (continued):

(l)	Earnings per common share:

The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on.

(m)	Derivative instruments:

The Company is party to certain derivative financial instruments, principally forward foreign exchange contracts (used to manage foreign currency exposures on operating costs). The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company has not designated these contracts as hedges for accounting purposes and therefore has not formally documented all relationships between hedging instruments and hedged items. Accordingly, the forward foreign exchange contracts are recorded at fair value based on quoted market value and any change in fair value is recognized in operating costs in the statement of earnings; and included in either accounts receivable and other or accounts payable and accrued liabilities.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

2.	Security deposits:

Security deposits are amounts held by the Company’s bank as collaterals granted to foreign banks and payment processors that process deposit and credit card transactions on its behalf and as security for forward foreign exchange contracts.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

3.	Accounts receivable and other:

Included in accounts receivable and other are reserves with processors in the amount of $218 (2003 — $236). The terms of the agreement with payment providers require the Company to maintain U.S. dollar-denominated funds for reserves in non-interest bearing accounts with the processors. In 2004, two licensees assumed responsibilities for their own E-cash processing which is reflected in accounts receivable and other.

4.	Capital assets:

	2004	2003

Cost
Computer equipment	$5,559	$3,283
Office furniture and equipment	1,226	543
Computer software and licenses	5,386	2,962
Capitalized software development	1,316	--
Leasehold improvements	1,004	436

	14,491	7,224

Less accumulated amortization
Computer equipment	2,393	1,675
Office furniture and equipment	371	222
Computer software and licenses	1,907	1,085
Leasehold improvements	593	327

	5,264	3,309

Net book value
Computer equipment	3,166	1,608
Office furniture and equipment	855	321
Computer software and licenses	3,479	1,877
Capitalized software development	1,316	--
Leasehold improvements	411	109

Total net book value	$9,227	$3,915

Amortization expense for capital assets was $1,984 (2003 — $1,416).

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

5.	Intangible assets:

	2004	2003

Cost
Customer list	$315	$315
Domain names	155	66

	470	381

Less accumulated amortization
Customer list	315	230
Domain names	49	29

	364	259

Net book value
Customer list	--	85
Domain names	106	37

Total net book value	$106	$122

Amortization expense for intangible assets was $105 (2003 — $117).

6.	Goodwill:

Goodwill relates to the acquisition on October 1, 2001 of ALI Online, a gaming content provider operating WinnerOnLine website.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

7.	Share capital:

(a)	Authorized:

Unlimited common shares

Issued and outstanding:

	Common Shares		Series F Warrants		Total
	Number	Amount	Number	Amount	Amount

	(000's)		(000's)
Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	11,078	30	272	11,350
Exercise of stock options	1,011	9,030	--	--	9,030

Balance, December 31, 2004	13,311	$20,108	30	$272	$20,380

Series F warrants:

During fiscal 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn. $23.00 per share pursuant to the acquisition of ALI Online (note 6). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2004, no warrants have been exercised.

(b)	Normal course issuer bid:

In September 2004, the Board of Directors approved the repurchase and cancellation of up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending on September 22, 2005. The Company has not repurchased any shares under this bid during 2004.

(c)	Registration costs:

During 2003, the Company filed a prospectus to have its shares listed on the Main Market of the London Stock Exchange. Capital was not raised as part of the listing transaction. Total costs of $690 related to the listing have been charged to retained earnings as registration costs in 2003.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan:

Under the stock option plan, the Company can grant options to directors, officers and other key employees to purchase common shares. Under the plan, a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2004, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 277,209 (2003 — 355,821) common shares available to be issued under the stock option plan as at December 31, 2004. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2004		2003

	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options

		(Cdn. $)		(Cdn. $)

Options outstanding,
beginning of year	2,317,650	$ 13.32	2,239,448	$ 15.19
Granted	483,500	18.94	823,980	9.70
Exercised	(1,011,101)	10.86	(94,529)	8.42
Forfeited	(362,388)	25.98	(651,249)	14.25

Options outstanding, end of year	1,427,661	13.75	2,317,650	13.32

Options exercisable, end of year	452,606	$ 12.77	1,146,686	$ 16.19

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

		Options outstanding, 2004		Options exercisable, 2004

Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

(Cdn. $)			(Cdn. $)		(Cdn. $)

$5.00-$10.00	651,069	2.89	$ 7.92	227,526	$ 8.46
$10.01-$15.00	181,125	1.69	13.12	138,750	13.25
$15.01-$20.00	409,917	4.16	17.43	59,667	17.18
$20.01-$25.00	131,000	4.61	24.00	--	--
$25.01-$30.00	19,800	4.81	25.72	600	26.58
$30.01-$35.00	18,000	1.45	33.96	13,500	33.96
$35.01-$40.00	6,750	1.45	36.13	5,063	36.13
$40.01-$45.00	10,000	1.60	44.34	7,500	44.34

	1,427,661	3.25	13.75	452,606	12.77

		Options outstanding, 2003		Options exercisable, 2003

Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

(Cdn. $)			(Cdn. $)		(Cdn. $)

$5.00-$10.00	1,150,250	3.86	$ 8.05	276,687	$ 8.44
$10.01-$15.00	702,350	1.39	12.81	640,025	12.82
$15.01-$20.00	176,500	4.80	15.95	4,500	18.73
$20.01-$25.00	--	--	--	--	--
$25.01-$30.00	78,800	2.53	26.66	33,400	27.42
$30.01-$35.00	89,400	0.96	31.81	80,400	31.57
$35.01-$40.00	31,350	0.77	39.03	27,674	39.43
$40.01-$45.00	89,000	0.42	40.67	84,000	40.45

	2,317,650	2.85	13.32	1,146,686	16.19

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

In accordance with the CICA Handbook, the Company has expensed the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted during the years ended December 31, 2004 and 2003 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003

Dividend yield	0.75%	0.75%
Risk-free interest rate	2.75%	2.75%
Expected volatility	50.00%	50.00%
Expected life of options in years	5	5

Included in the operating costs is the cost of stock options in the amount of $1,200 (2003 —$438).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions related to the CICA Handbook, additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for the stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

Dividend yield	0.00%
Risk-free interest rate	2.00%
Expected volatility	100.00%
Expected life of options in years	5

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

8.	Stock option plan (continued):

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new accounting recommendations, the Company’s earnings for the year and earnings per share would have been changed to the following pro forma amounts:

	2004		2003
	As reported	Pro forma	As reported	Pro forma

Earnings	$ 13,668	$ 13,090	$ 9,441	$ 8,706

Earnings per common share:
Basic	$ 1.05	$ 1.01	$ 0.77	$ 0.71
Diluted	1.01	0.96	0.75	0.69

For stock options issued in 2002, the compensation cost, net of tax, for the year ended December 31, 2004 would have been $578 (2003 — $735)

9.	Commitments and contingencies:

(a)	The Company has entered into lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

2005	$1,149
2006	1,616
2007	1,613
2008	1,321
2009	1,107
Thereafter	6,524

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

9.	Commitments and contingencies (continued):

(b)	The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. While it is not possible to estimate the outcome of these proceedings at this time, such actions have generally been resolved with minimal damages or expenses as part of amounts provided. The Company does not believe that it will incur any significant additional loss or expenses in connection with existing claims.

Should there be additional loss from the resolution of these claims, such loss would be accounted for as a charge to income in the period in which settlement is reasonably determinable.

(c)	In order to manage a portion of its exposure to foreign currency risk, the Company has entered into forward foreign exchange contracts to purchase Canadian dollars. The fair value of the forward foreign contracts is $48 as at December 31, 2004.

10.	Earnings per common share:

Basic and diluted earnings per common share were calculated using the weighted average common shares and weighted average potential common shares.

	2004	2003

	(000's)

Weighted average number of common
shares outstanding	12,971	12,245
Weighted average number of common
shares outstanding - diluted	13,586	12,604

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

10.	Earnings per common share (continued):

The computations for basic and diluted earnings per common share are as follows:

	2004	2003

Earnings	$ 13,668	$ 9,441

Earnings per common share:
Basic	$ 1.05	$ 0.77
Diluted	1.01	0.75

Options to purchase 165,000 common shares (2003 — 1,151,000) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

11.	Income taxes:

The income tax provision differs from amount which would be obtained by applying the Canadian statutory income tax rate to the earnings before income taxes. The following explains the major differences:

	2004	2003

Earnings before income taxes	$ 16,541	$ 10,654

Income taxes based on a statutory rate of 36.12%
(2003 - 36.6%)	$ 5,975	$ 3,899
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	(6,537)	(4,859)
Non-deductible capital losses	--	415
Non-recognition of tax benefit of losses	1,372	218
Non-recognition of other temporary differences	(39)	1,590
Tax cost of non deductible items	1,621	--
Recognition of benefit on non-capital loss carry-forward	(595)	--
Future income tax liability related to foreign exchange gains	2,249	--
Release of valuation allowance	(1,687)	--
Other	514	(50)

Actual income tax expense	$ 2,873	$ 1,213

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

11.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003

Future income tax assets:
Non-capital tax losses carried forward	$ 163	$ 163
Deferred financing charges	14	27
Capital assets	394	409
Reserves not deductible for income taxes	523	510
Unrealized foreign exchange losses	--	1,263

	1,094	2,372

Future income tax liabilities:
Unrealized foreign exchange gains	(2,249)	--

	(1,155)	2,372

Less valuation allowance	685	2,372

Net future income tax liabilities	$(1,840)	$ --

Non-capital losses of $446 (2003 — $446) carried forward expire in 2005.

12.	Fair values of financial instruments:

The carrying values of financial instruments, which consist of cash and cash equivalents, security deposits, short-term investments, accounts receivable and other, user funds on deposit, accounts payable and accrued liabilities and user funds held on deposit, approximate their fair values due to the short-term nature of these instruments. For foreign exchange contracts refer to note 9(c).

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

13.	Differences between Canadian and United States generally accepted accounting principles:

The Company’s consolidated balance sheets and consolidated statements of earnings, retained earnings and cash flows have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform, except as detailed below, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States (“U.S. GAAP”) during the years presented.

(a)	Registration costs:

In 2003, the Company issued a prospectus in the United Kingdom to register its shares on the London Stock exchange. No proceeds were received as a result of this registration. Pursuant to Securities and Exchange Commission rules, the costs of such registration should be expensed in the year incurred. Accordingly, earnings for 2003 under U.S. GAAP would have been reduced to $8,751. Basic earnings per share and diluted earnings per share for 2003 would have been $0.71 and $0.69 respectively.

(b)	Comprehensive income:

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net earnings or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on “available-for-sale” securities. For the periods presented, no comprehensive income would be recognized.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2004 and 2003

13.	Differences between Canadian and United States generally accepted accounting principles (continued):

(c)	Derivative instruments:

SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SAFS No 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and Amendment of SFAS 133 require contemporaneous documentation of the hedging relationship and the entity’s risk management objective and strategy for entering into the hedge as well as initial and periodic effectiveness assessments. The derivative instruments entered into by the Company do not meet the hedge criteria as the required documentation and assessment of the effectiveness of hedges is not performed. Under both U.S. and Canadian GAAP, the change in fair value of these derivative instruments has been recognized in the statement of earnings.

EXHIBIT 2

Management’s Discussion and Analysis

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic’s consolidated results of operations and financial condition for the year ended December 31, 2004 in comparison with the year ended December 31, 2003, and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 14, 2005.

CryptoLogic and our subsidiaries are referred to collectively as “CryptoLogic,” “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

It should be noted that the forward-looking statements in this document are based on management’s best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking information typically contains statements with words such as “may”, “would”, “could”, “will”, “intend”, “seek”, “propose”, “anticipate”, “believe”, “expect”, “plan” or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company’s financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled “Risks and Uncertainties.” CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

BUSINESS OVERVIEW

Founded in 1995, CryptoLogic is a pioneer and a global leading software and services provider to the Internet gaming market. Today, we are the world’s largest publicly traded online gaming software developer and supplier. Headquartered in Toronto, CryptoLogic has software development operations in Canada. Our wholly-owned subsidiary, WagerLogic Limited (“WagerLogic”), provides licensing, e-cash management and customer support services for our Internet gaming software to third-party gaming operators around the world through offices in Cyprus and the UK.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

CryptoLogic offers a complete online gaming solution, which is comprised of:

1.	A broad, turn-key Internet-based game suite featuring:
•	more than 100 casino table and slot games
•	player-to-player poker
•	multi-player bingo
•	multi-languages (English, Spanish, Japanese, Chinese, French, German, Italian)
•	multi-currencies (US dollars, British pound sterling and Euros)
•	multi-platforms (download, non-download (Java and Flash), wireless);

2.	An integrated, proprietary e-cash management system; and

3.	24/7 multi-language customer support.

Since inception, our software has processed in excess of $25 billion in secure wagers for more than 2 million players in 240 countries worldwide.

WagerLogic is responsible for the licensing of our software products and services to an international, blue-chip client base (“licensees” or “customers”). As at December 31, 2004, we had 11 licensees located around the world, including strong UK brand name and land-based gaming organizations. Our licensees operate under government authority where their Internet business subsidiaries are domiciled, principally in the Netherlands Antilles, and Alderney, in the British Isles.

Substantially all of our revenue is of a recurring nature. WagerLogic’s licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. In 2004, approximately 4 percent of our revenue came from other sources, including software customization and advertising services.

Historically, we experience seasonality with slower sales in the summer months (second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

STRATEGY UPDATE

CryptoLogic has a growth strategy designed to capitalize on the rapid growth of the global online gaming industry, and to produce cash earnings despite continuing regulatory uncertainty and a competitive business environment. Our strategy has been and continues to be based on three core imperatives:

1.	International Diversification – by sustaining key sources of revenue and maximizing profitability through international growth with existing and new customers;

2.	Market-Oriented Solutions — by enhancing our product offering to create value for customers and their players, and drive incremental revenue; and

3.	Regulatory Leadership – through our commitment to the highest standards of transparency and regulatory compliance.

International Diversification – In 2004, we achieved our target of a geographically-diversified business, with more than 60% of our licensees’ revenue derived from international players (non-North America), up from over 55% in 2003. In our view, the current geographic mix represents a well-diversified business that mitigates regulatory uncertainty in any one jurisdiction, while maximizing market opportunities around the world.

Market-Oriented Solutions – In 2004, we capitalized on our core online casino software business and increased our market position in the lucrative Internet poker segment. We broadened our casino suite with an array of new games throughout the year – especially in the highly popular slot category. We also grew the fees from online poker to approximately 20% of revenue – up from over 10% in 2003, and exceeding our 2004 target of 15%.

Regulatory Leadership – We continued to follow disciplined regulatory practices, and are one of the few suppliers whose gaming software is government-certified to comparable land-based regulatory standards. We supply an Internet casino offering for The Ritz Club London Online licensed under the strictly regulated jurisdiction of Alderney, which subjects our company, key personnel, systems and software product to ongoing independent review.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Strategic Performance Measures

CryptoLogic delivers profitable growth, positive operating cash flow and improving returns. The following table sets out key financial performance indicators as measures of our progress:

(In thousands of US dollars, except per share data)	2004	2003	2002

Income Statement
Revenue	$63,714	$44,211	$34,427
EBITDA(1)	$17,337	$11,496	$ 8,609
Earnings	$13,668	$ 9,441	$ 7,728	(2)
Fully Diluted EPS	$ 1.01	$ 0.75	$ 0.60	(2)

Financial Position
Cash Flow From Operating Activities	$18,919	$38,700	$ 9,431
Total Cash(3)	$85,964	$67,307	$40,257
Working Capital	$62,818	$44,733	$35,812
Dividend Per Share/Quarter(4)	$ 0.05	$ 0.03	--

Value Measure

Return on Equity	22%	21%	18	%(2)

(1)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies. EBITDA is reconciled to earnings as follows:

(In thousands of US dollars, except per share data)	2004	2003	2002

Earnings (loss)	$ 13,668	$ 9,441	$(2,129)
Income taxes (recovery)	2,873	1,213	(82)
Special charge	--	--	10,506
Interest and other income	(1,293)	(691)	(672)
Amortization	2,089	1,533	986

EBITDA	$ 17,337	$ 11,496	$ 8,609

(2)	Before non-recurring special charge in 2002.
(3)	Total cash includes cash and cash equivalents, security deposits and short term investments.
(4)

CryptoLogic's inaugural quarterly dividend of $0.03 per share (annual rate of $0.12) was declared on September 10, 2003, and paid on November 24, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per share (annual rate of $0.20), commencing with the quarterly dividend paid on December 15, 2004.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

ABILITY TO DELIVER RESULTS

In executing our strategy, we are guided by a “return on effort” approach. We dedicate our time and resources to those opportunities that generate the highest return to us, our customers and our shareholders. This discipline is reflected in CryptoLogic’s competitive advantages, outlined below, which are integral to achieving our growth plans and profitable results to date and for the long term.

“Blue-chip” customer base

WagerLogic carefully selects our licensees, emphasizing “quality over quantity”, and has rationalized from 21 customers in 2003 to 11 in 2004. We plan to target only one or two major new licensees each year. As a result, we have one of most enviable rosters of trusted international brand name customers in the industry. Since player trust is critical in the online gaming market, we seek customers with a trusted brand name and a well-established base of gamers that provide opportunities to cross-market new game offerings. Also, our licensees need and have the financial resources and drive to market their gaming site in a global and competitive environment. By focusing on a core group of substantial leading operators with these criteria for success – the brand strength, player reach and marketing commitment – we have achieved strong results and continue to capitalize on the vast potential of the global online gaming market.

Diversified and comprehensive product portfolio

We offer a diversified and comprehensive portfolio of market-oriented products across the casino, poker and bingo markets that enable our licensees to reach broad gaming audiences worldwide and profit from these major segments of online gaming. Our product strategy emphasizes our “return on effort” discipline. While we are evaluating early stage, new opportunities such as gaming on mobile devices and interactive TV, our primary focus remains firmly on the proven and lucrative Internet casino and poker models, which are producing strong results.

Internet casino – Online casino accounts for over 20% of the global online gaming revenue, according to Global Betting and Gaming Consultants. It is our core business and largest profit contributor. We continually invest in market research and product research and development (R&D) to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees, which help to re-energize players and increase revenue potential. We experienced a more than 30% growth in 2004 casino revenue over 2003, despite casino being a more developed and competitive sector.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Internet poker – In the fast-growing online poker sector, the key to attracting and retaining players is critical mass (or liquidity) of a site, i.e. the continuous presence of many players in the virtual room. This ensures that players will always find a game at the stake they want, when they want, around the clock. Not only are we expanding the variety of games and tournament capabilities, we are investing in system scalability to support thousands of additional simultaneous players online and provide the capacity for increasing traffic at our licensees’ poker sites. By having our nine poker licensees, who are some of the largest online gaming brands on the Web and among the most prominent land-based brands, direct players to a central poker room, we have a liquid and expansive poker network that has translated into a more than 145% growth in our poker fees in 2004 compared to the prior year. We anticipate that the strongest incremental growth in our business will be driven by Internet poker.

Customer service and support

In today’s competitive and increasingly sophisticated environment, players want more than the newest games. We are investing significantly in our customer relationship management solution to help our licensees with player retention and re-activation of lapsed accounts, reporting tools and an enhanced customer support system for the purpose of helping our licensees better understand, service and build one-on-one relationships with their players.

Regulatory leadership and public company transparency

Regulatory leadership – We have long advocated a regulated market to foster a transparent, trustworthy and enduring online gaming industry. CryptoLogic is one of the few software providers in the world whose gaming software is government-certified in multiple, “tier-one” jurisdictions, comparable to strict land-based standards. We are subject to intensive government probity review of our directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing review of our gaming software. CryptoLogic’s regulatory compliance is a competitive advantage because we can offer existing and future licensees the choice of regulated markets for their online businesses. This enhances both our credibility and marketability as more jurisdictions, such as the UK, see regulation as the best solution for the safe and responsible use of this form of entertainment.

Public company transparency – CryptoLogic is publicly traded on three senior exchanges – the Toronto Stock Exchange, Nasdaq National Market and the Main Market of the London Stock Exchange – which subjects us to the highest standards in corporate governance and disclosure. We are one of the few publicly traded online gaming software companies in the world. The transparency of our business and products, differentiates CryptoLogic from the competition.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Financial strength and track record

CryptoLogic has consistently generated positive operating profit, healthy cash flow and maintained strong cash reserves. The strength of our balance sheet provides customers with the assurance that we have the resources to continue investing in our product solutions today and for the long run. Our solid financial position also means we can consider potential acquisitions to accelerate our growth plans.

OVERVIEW OF RESULTS

CryptoLogic generated another year of strong results in 2004, with both earnings and revenue up significantly from 2003. This excellent performance reflected the continued benefits of our focused strategy, which remained centered on international diversification, product expansion and regulatory compliance.

Revenue for the year rose 44% to $63.7 million (2003: $44.2 million). The increase was, in part, due to the continued strength of our core casino software business. We benefited from the release of more than 30 new casino game variations during the year, particularly in the popular slot and jackpot categories, which created marketing and incremental revenue opportunities for licensees. Excellent top-line performance was also attributed to strong growth in online poker fees, which rose to approximately 20% of overall revenue in 2004 (2003: over 10%) as our poker licensees gained increasing momentum, and profited from the spectacular rise in popularity of Internet poker around the world.

EBITDA(1)     increased by 51% to $17.3 million in 2004 (2003: $11.5 million). EBITDA margin for 2004 improved to 27% (2003: 26%), which reflected strong revenue generation tempered by ongoing expenditures including a major investment program initiated in Q3 2004 to drive long term growth. Furthermore, earnings grew by 45% to $13.7 million in 2004 (2003: $9.4 million) with earnings per diluted share rising to $1.01 (2003: $0.75 per diluted share). 2004 earnings highlighted a positive year-over-year increase, which we will strive to continue . As the major investment program is expected to be completed largely in the first half of 2005, we aim to gradually improve EBITDA and net margins towards the end of 2005 and into 2006.

We finished the year with a strong balance sheet. Cash, cash equivalents and short term investments grew to $86.0 million, including security deposits of $7.0 million.

Due to consistent generation of positive operating cash flow, working capital grew 40% to $62.8 million (2003: $44.7 million), after the payment of quarterly dividends totaling $1.8 million (2003: $0.4 million). Revenue growth and associated rise in earnings enhanced our cash position, which provides us with the financial strength to invest in our product offering, and drive overall expansion of our business.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

In 2005, we intend to continue our major investment plans and focus our efforts on a highly selective customer group to further strengthen our position in the major online poker and casino markets – all aimed at delivering positive results.

The following table presents selected financial data for each of the three most recent financials years of the Company on a consolidated basis:

For the years ended December 31,	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue

(In thousands of US dollars, except per share data)

Revenue	$ 63,714	100%	$44,211	100%	$ 34,427	100%

Expenses
Operating costs	39,975	62.7%	27,204	61.5%	19,439	56.5%
General and administrative	6,028	9.5%	5,161	11.7%	5,914	17.2%
Finance	374	0.6%	350	0.8%	465	1.3%
Amortization	2,089	3.3%	1,533	3.5%	986	2.9%

	48,466	76.1%	34,248	77.5%	26,804	77.9%

Earnings from operations	15,248	23.9%	9,963	22.5%	7,623	22.1%
Interest and other income	1,293	2.1%	691	1.6%	672	2.0%

Earnings before undernoted	16,541	26.0%	10,654	24.1%	8,295	24.1%

Special charge	--	0%	--	0%	(10,506)	(30.5%)

Earnings (loss) before taxes	16,541	26.0%	10,654	24.1%	(2,211)	(6.4%)

Income taxes (recovery)
Current	1,033	1.6%	1,213	2.7%	(82)	(0.2%)
Future	1,840	2.9%	--	0%	--	0%

	2,873	4.5%	1,213	2.7%	(82)	(0.2%)

Earnings (loss)	$ 13,668	21.5%	$ 9,441	21.4%	$(2,129)	(6.2%)
EBITDA(1)	$ 17,337	27%	$11,496	26%	$ 8,609	25%
Total assets	$124,222		$86,066		52,530
Dividend per share/quarter(4)	$0.05		$0.03		--

(1)	Refer to EBITDA note on page 4.
(4)	Refer to Dividend note on page 4.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Increasing transaction processing volumes reflected the growing strength of CryptoLogic’s business and the proven performance of our software solutions.

Number of Registered Users (millions)	Number of Transactions (millions)

Since inception, our software has processed over $25 billion in wagers for over 2 million players worldwide

RESULTS OF OPERATIONS

Revenue

In 2004, revenue grew 44% due to our expansion in the high-growth online poker market and the continued solid performance of our core Internet casino business. Revenue increased to $63.7 million (2003: $44.2 million), with 96% of this amount represented by recurring software licensing fees (2003: 95%). Other revenue sources, accounting for 4% of revenue (2003: 5%), included the provision of software customization and advertising services.  Our long term goal is to continue to grow total revenue 20% or more year-over-year.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Fee revenue from our casino and bingo businesses are calculated as a percentage of a licensee’s level of activity in its online casino or bingo site. By contrast, fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments. 75% of our revenue was derived from our casino business in 2004 (2003: 82%); while approximately 20% was attributable to online poker (2003: over 10%) and approximately 2% from bingo (2003: 2%).

In 2004, extension of our game offering into poker and bingo continued to produce encouraging results. Fees from our online poker product, in particular, have become an increasingly significant revenue stream.

Online casino
Online casino revenue in 2004 was up more than 30% over last year. This growth was due to our investment in a succession of new games, which contributed to increased player traffic, and the continued strength of our existing, internationally-diversified licensee base.

While total casino revenue was up in 2004, it declined as a percentage of total revenue for two reasons: reduced prices, mainly reflecting competitive pressures, on contracts with renewed casino customers taking effect this year; and significant expansion in the high-growth online poker market.

Online casino continues to be our core business, and a major segment of the global Internet gaming market. While this sector is more mature and highly competitive, we expect continued growth by investing significantly in our casino platform. As a result, online casino is expected to remain a meaningful proportion of our overall revenue.

Online poker
In 2004, fees from online poker grew more than 145% over 2003, and were at approximately 20% of total revenue for the year, exceeding the 15% target we set at the beginning of the year. Our growth in this market was driven by two key factors:

•	new poker software releases that added multi-table and satellite tournament capabilities, thereby enabling our licensees to attract players with large scale tournaments and chances to win bigger cash prizes; and

•	the growing popularity of our prominent, brand-name customers, including existing poker licensees – William Hill, InterPoker, PokerPlex and ukbetting – and the building momentum of recent additions – Littlewoods Gaming, The Ritz Club London Online and Betfair.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Since online poker is played with other live players in real-time, liquidity is vital. To ensure that there are always an adequate number of players at different stake levels and around the clock, all our poker licensees’ players are directed into a common poker room. Due to the combination of our enhanced poker software and the growing popularity of our licensees’ sites, the traffic to our licensees’ central poker room has exceeded 5,400 players online simultaneously to date.

The growth of our Internet poker fees in absolute dollars accelerated each successive quarter in 2004. We expect growth will continue as our poker licensees benefit from ongoing enhancements to our poker offering and capitalize on the rapidly expanding online poker market. We aim to grow online poker to become an increasingly meaningful revenue stream and to exceed the industry growth rate.

Online bingo
Our remaining licensing fee revenue from game offerings was derived from online bingo, which remained fairly consistent at approximately 2% of revenue in 2004 and 2003. With CryptoLogic’s priority focus on the major growth areas of Internet casino and poker, bingo is expected to remain at similar levels as a percentage of overall revenue.

Product Diversification

Online poker has grown to approximately 20% of total revenue.

International diversification
Given the ongoing legislative uncertainty in the US, foreign markets outside of North America continue to present the best near-term growth opportunities. Revenue from overseas markets increased to more than 60% of licensees’ revenue, up from over 55% in 2003 and 40% in 2002. The UK and Continental Europe remained core markets, accounting for more than 30% and 20% respectively of revenue. Our increasing penetration in these international markets are attributed to the growing businesses of our strong roster of European gaming customers.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

CryptoLogic’s global strategy, through our WagerLogic subsidiary, has resulted in a geographically-diversified business. The UK is expected to continue to be a growing and favourable market, particularly as the British government aims to regulate online gaming, which a new law could be enacted as early as 2005. A regulated industry will foster a transparent and credible market for the protection of players, which will encourage increasing consumer confidence to drive market expansion. We expect our current geographic mix to remain fairly consistent going forward as our licensees continue to capitalize on opportunities on both sides of the Atlantic.

Licensees’ International Revenue

Licensees' international revenue exceeded 60% in 2004.

CryptoLogic’s strong recurring revenue stream reflects the strength of our revenue model, which focuses on building long standing relationships with a key number of premium customers. In 2004, 96% of CryptoLogic’s revenue was of a recurring nature, generated from software licensing and services contracts that generally extend three to five years, although more recent contracts have been closer to three years. Our top seven licensees accounted for approximately 93% of 2004 revenue. Most of our major contracts were either renegotiated and extended or recently signed toward the end of 2003 for multi-year and generally exclusive agreements. This is intended to bring a measure of stability to our revenue stream going forward.

Expenses

The Company’s expenditures are classified into four categories: operating costs, general and administrative, finance and amortization. Total expenses amounted to $48.5 million in 2004 (2003: $34.2 million). These costs were consistent with our plans to invest significantly in strategic areas to maintain our competitive advantage and support long term growth. Total 2004 expenses remained fairly consistent as a percentage of revenue compared with the prior year. We expect the trend to continue in 2005 as we continue to invest in our business, while managing expenses in proportion to revenue growth, with a gradual decline in expenditures towards the end of 2005 following the completion of our major investment program.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Operating Costs
Operating costs comprise software development and support costs that include all personnel and equity compensation costs for employee stock options, licensee support, customer service costs and compliance-related expenditures.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating costs were $40.0 million in 2004 (2003: $27.2 million) or 63% of revenue in 2004 (2003: 62%). Increased expenses were due to:

•	development of new casino games and enhancement of the poker offering to drive revenue growth;
•	expansion of our systems infrastructure and scalability to service the increased requirements of network and system demand, particularly to support the growth in user traffic in the licensees’ central poker room;
•	enhancement of our customer support, back-office processing and analytical tools to improve the effectiveness of licensees’ marketing strategies;
•	increased facility and other related costs for an expanding company;
•	continued regulatory compliance initiatives; and
•	increased processing fees associated with growing financial transaction volumes.

Some of the above initiatives were also part of CryptoLogic’s major investment program, which is above and beyond our normal course expenditures, to significantly upgrade our gaming platform and system and service infrastructure, across these multiple areas of our business. This program, estimated at $10.0 million, commenced in the third quarter of 2004.

Approximately 70% or $7.1 million of the program was invested in 2004. Of the $7.1 million, we spent $2.6 million in operating costs, $3.2 million for purchases of capital assets and $1.3 million was capitalized software development associated with the program.

Given CryptoLogic’s strong cash position and financial performance, we view this is the best time to invest significantly in our future. We are already seeing the early returns highlighted in our performance in 2004. By investing in our core casino business, the fast-growing online poker market and customer support, we expect to drive increasing revenue generation, and ensure CryptoLogic’s growth and competitive advantage continue. We anticipate the vast majority of this program will be completed by the end of the first half of 2005, and operating costs will progressively decline as a percentage of revenue towards the end of the year.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

In a competitive and increasingly sophisticated market, innovation, customer responsiveness and commitment to compliance efforts are vital as reflected in our employee segmentation. In 2004, CryptoLogic had 61% of our employees in development and compliance, and through our subsidiary, WagerLogic, we had 23% in sales, licensee and customer support in Cyprus and the UK.

Given the importance of our strategic investment focus to ensure our long term competitiveness and growth, we have augmented our staffing to 291 people by year end. Having invested materially in our employee base in 2004, we anticipate that future growth in numbers of employees will moderate.

In 2004, we also began to organize our Company into dedicated teams to specialize in those strategic areas highlighted above. Of the Company’s development staff, 51% was in casino software, 19% in poker software, 14% in product and back-office support and the remaining 16% in global IT and operations support.

Employee Breakdown

More than 80% of employees were in development, compliuance, sales, licensee
& customer support.

General and Administrative Costs
General and administrative costs include overhead and administrative costs, travel expenses and professional fees relating to our business development, infrastructure and public company listings.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

General and administrative (G&A) expenses increased moderately to $6.0 million (2003: $5.2 million), but declined to 9% of revenue in 2004 (2003: 12%) due to strong revenue generation in 2004. The increase in G&A was primarily due to higher facilities costs of supporting our expanding organization, as well as a full year of costs associated with our London Stock Exchange listing, which commenced in September of 2003. Given our larger company, G&A expenses will rise modestly, although remain fairly consistent as a percentage of revenue.

In 2004, G&A costs also included two items, which amounts largely offset each other: receipt of a settlement related to the departure of the previous Chief Financial Officer, the details of which are confidential; and the expensing of a vacated UK facility due to the relocation of our call center to Cyprus.

Finance Costs
Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits. These cash deposits are classified as security deposits on our balance sheet.

Finance costs were $0.37 million in 2004 (2003: $0.35 million) due to the increased usage of bank drafts for user withdrawals. Finance costs remained less than one percent of revenue in both 2004 and 2003.

Amortization
Amortization costs are based on the estimated useful lives of the assets and include the amortization of our investments in computer equipment, software and software licenses to support our business activities.

Amortization expense was $2.1 million (2003: $1.5 million). The increase was attributed to higher investments in computer equipment, software and licenses to support our growing organization and strategic investment plans to significantly advance our gaming platform and network infrastructure, and enhancement of back-office systems. Accordingly, these expenses are expected to continue to grow in absolute terms, but increase moderately as a percentage of revenue, due to the growth of our company and as amortization for capital expenditures related to our major investment program begin towards the latter half of 2005.

EBITDA(1)

Earnings before interest, taxes, depreciation and amortization (EBITDA(1)) grew 51% to $17.3 million in 2004 (2003: $11.5 million.) EBITDA(1) margin improved to 27% as a percentage of revenue (2003: 26%). This reflected the management of ongoing expenditures as well as higher costs associated with our major investment program in proportion to revenue generation to remain competitive and to produce appropriate returns for sustainable growth.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

EBITDA(1) is expected to continue to deliver healthy growth in absolute dollar terms as strategic investments translate into higher revenue generation. However, EBITDA(1) margin is expected to decline modestly as major investments carry over largely into the first half of 2005 as we complete our major investment program initiatives.

EBITDA(1)
(US$ millions)

EBITDA(1) grew by 51% to $17.3 million in 2004.

Interest Income

Interest income rose to $1.3 million in 2004 (2003: $0.7 million). The increase was attributable to an increased level of our cash position combined with higher interest yield.

Provision for Income Taxes

Income taxes were $2.9 million in 2004 (2003: $1.2 million). This increase was due to the increase in pre-tax earnings and generation of taxable income in higher tax jurisdictions.

Of the $2.9 million income tax provision in 2004, $1.9 million related to net future income tax liabilities for unrealized foreign exchange gains that were capital in nature.

Earnings

Earnings grew 45% to $13.7 million in 2004 (2003: $9.4 million), reflecting strong revenue growth as described above. This translated to fully diluted earnings per share of $1.01 (2003: $0.75) - an increase of 35%.

Improved 2004 earnings compared to the prior year, benefited from revenue growth of our licensees in both the Internet casino and poker software segments. While we continue to invest in strategic areas for long term growth, our improving bottom line performance reflected our focus on making the right investments to produce appropriate returns.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Earnings are expected to continue to trend positively as a result of higher revenue generation. However, near term net margins (or earnings as a percentage of revenue) will be affected by higher costs due to our major investment program, which are above and beyond our usual expenditures, and will continue at least into the first half of 2005. Significant investments today are aimed at driving increasingly stronger top line results in subsequent quarters and years. We strive for a long term goal in excess of 20% net margins, particularly once major strategic investments come to an end.

Return on Equity

CryptoLogic’s consistent track record of profitability and operating cash generation continued to translate into a solid return on equity to shareholders, which rose to 22% in 2004.

	2004	2003	2002

Return on equity	22%	21%	18	%*

*Before non-recurring special charge in 2002.

CryptoLogic continues to generate solid operating profits and returns.

Summary of Quarterly Results

CryptoLogic’s results may vary on a quarterly basis due to the seasonal nature of the online gaming industry. Historically, sales are slower in the second and third quarters, as Internet usage moderates in the summer months when players tend to be outdoors. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

While seasonality continues to play a factor as reflected in Q2 2004 results, performance in Q3 2004 benefited from significant gains attributed to the tripling of online poker fees in that quarter compared to the previous year quarter. This growth was driven by a combination of new tournament capabilities introduced in our poker software, which enable large scale events to attract players, and the increasing popularity of WagerLogic’s poker licensees, which are among the most prominent gaming brands in the UK.

The upward trend and substantial year-over-year quarterly growth recorded in 2003 reflected re-establishing positive revenue and earnings momentum following a challenging year for both the industry and the Company, in which 2002 revenues were impacted by both the restrictive use of certain US credit cards being faced by the entire industry – this continues to be an industry issue, which CryptoLogic has been addressing through new payment alternatives and a focus on international growth.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

We continue to expect seasonality in our business, although as online gaming has become competitive and more sophisticated, the industry has become more market-oriented with new games, features and marketing initiatives that are increasingly important contributors to driving performance.

The following table sets out selected unaudited financial information of CryptoLogic on a consolidated basis for the last eight quarters. Quarterly results for 2003 have been restated to reflect the adoption of the amended recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.

For more information, readers may refer to CryptoLogic’s 2004 and 2003 quarterly financial reports.

Fiscal 2004 Quarters	First	Second	Third	Fourth	Annual

(In thousands of US dollars, except per share data)
Revenue	$15,224	$14,925	$15,616	$17,949	$63,714
Stock option expense	263	274	326	337	1,200
Interest income	244	262	361	426	1,293
Earnings	3,821	3,197	2,856	3,794	13,668
Before stock option expense:
Basic earnings per share	$ 0.32	$ 0.27	$ 0.24	$ 0.32	$ 1.14
Diluted earnings per share	$ 0.30	$ 0.25	$ 0.23	$ 0.29	$ 1.10
After stock option expense:
Basic earnings per share	$ 0.30	$ 0.25	$ 0.22	$ 0.29	$ 1.05
Diluted earnings per share	$ 0.28	$ 0.23	$ 0.21	$ 0.27	$ 1.01
Basic weighted average number of shares (000's)	12,641	12,979	13,076	13,185	12,971
Diluted weighted average number of shares (000's)	13,419	13,734	13,642	13,871	13,586

Fiscal 2003 Quarters(5)	First	Second	Third	Fourth	Annual

(In thousands of US dollars, except per share data)
Revenue	$ 8,901	$10,826	$10,944	$13,540	$44,211
Stock option expense	58	105	127	148	438
Interest income	161	174	196	160	691
Earnings	1,773	2,478	2,157	3,033	9,441
Before stock option expense:
Basic earnings per share	$ 0.15	$ 0.21	$ 0.19	$ 0.26	$ 0.81
Diluted earnings per share	$ 0.15	$ 0.21	$ 0.18	$ 0.25	$ 0.78
After stock option expense
Basic earnings per share	$ 0.15	$ 0.20	$ 0.18	$ 0.25	$ 0.77
Diluted earnings per share	$ 0.15	$ 0.20	$ 0.17	$ 0.23	$ 0.75
Basic weighted average number of shares (000's)	12,206	12,237	12,256	12,280	12,245
Diluted weighted average number of shares (000's)	12,216	12,395	12,696	12,972	12,604

(5)  Fiscal 2003 results have been restated for the retroactive adoption of the stock option expense.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

In 2004, as in previous years, CryptoLogic maintained a strong financial position. We generated healthy operating cash flow to meet working capital needs, pay quarterly dividends, implement our strategic plan and fund our major investment program to ensure our long term growth.

We continue to be debt-free with ample cash resources and unutilized credit capacity to meet working capital needs, further our strategic plans and pay quarterly dividends for the foreseeable future.

Total Cash Position

As of December 31, 2004, our total cash position grew to $86.0 million or $6.33 per diluted share (2003: $67.3 million or $5.34 per diluted share), which comprised cash and cash equivalents, short term investments, and included security deposits of $7.0 million (2003: $6.6 million).

The overall level of cash and cash equivalents were relatively unchanged, although short term investments nearly doubled. There was a shift in asset mix away from cash in favour of short term investments during the year to take advantage of higher interest rates in longer term investments extending beyond 90 days. As a result, cash accounted for $43.2 million of current assets in 2004 and short term investments accounted for $35.8 million (2003: $44.0 million and $16.7 million, respectively).

The Company had $7.0 million pledged as security deposits at year end (2003: $6.6 million), up slightly from the end of 2003 and reflected higher deposit levels. We maintain security on deposits as collateral granted to foreign banks and payment processors that process deposit and credit card transactions on our behalf.

Total Cash and Short Term Investment Position*
(US$ millions)

Cash balance rose to $86.0 million* reflecting our financial strength.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Operating Activities

CryptoLogic’s cash generation enables us to self fund our investment initiatives to drive long term growth. We generated positive cash flow from operations of $18.9 million in 2004 (2003: $38.7 million), reflecting a return to more traditional levels. The primary reasons for the year-over-year decline were due to:

1.	Increased receivables resulting from two licensees assuming responsibility for their own e-cash processing in 2004.

2.	More favourable security deposit arrangements beginning in 2003, which reduced reserve requirements with payment processors in that year. Security deposits remained relatively unchanged in 2004; and

3.	The year-over-year change of $12.5 million in accounts payable and accrued liabilities. This decline was largely attributed to:

•	renegotiated frequency of payments to licensees, which extended timing of payables starting in 2003;
•	a growing jackpot provision for prizes not yet won and new progressive games;
•	an increase in our chargeback provision due to higher exposure in 2003 relating to increased user funds held on deposit
•	a sign of a growing business – which chargeback levels declined in 2004 due to enhanced fraud control initiatives; and o a continued increase in trade payables and accruals associated with the growth of the Company.

Financing Activities

$6.7 million (2003: ($0.4 million)) in cash arose from financing activities in 2004. $8.5 million was raised from the exercise of stock options during the year (2003: $0.6 million).

In 2004, the Company paid $1.8 million (2003: $0.4 million) in quarterly cash dividends. This increase was attributed to a full year of quarterly dividends paid in 2004, compared to our inaugural quarterly dividend of $0.03 per share paid on November 24, 2003. Also in 2004, the Board approved an increase in our quarterly dividend to $0.05 per share (an annual rate of $0.20), commencing with the first quarterly payment at this higher rate made on December 15, 2004.

Financing activities in 2003 also included a net cash outlay of $0.7 million related to the listing of the Company’s stock on the London Stock Exchange.

While each future quarterly dividend is subject to Board approval based on our financial results for that period, we expect our track record of strong revenue generation, consistent earnings and positive cash flow will allow us to continue our regular dividend policy.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Investing Activities

Investing activities used cash of $26.4 million in 2004 (2003: $7.9 million.). The increase over 2003 is due in part to a larger portion of cash, amounting to $19.0 million (2003: $5.9 million), invested in short term money market instruments and corporate bonds (over 90 days) in order to earn higher interest income.

Additionally, cash used for capital expenditures amounted to $7.3 million in 2004 (2003: $2.6 million). Higher capital expenditures in 2004 included $2.8 million in purchases in the normal course of business related to hardware, software licenses and leasehold improvements – plus $4.5 million in capital expenditures made over and above our usual initiatives arising from our major investment program as discussed earlier.

Working Capital

CryptoLogic continued to have a highly liquid financial position in 2004. Working capital increased by 40% to $62.8 million or $4.62 per diluted share as at December 31, 2004 (2003: $44.7 million or $3.55 per diluted share). The year-over-year increase was primarily due to $18.9 million in cash generated from operations.

Our strong liquidity gives us the financial means to significantly invest in our business to continue to capitalize on the major growth opportunities in online gaming. CryptoLogic believes that our working capital is sufficient for our present requirements and investment initiatives. We expect foreseeable cash needs to be funded through existing cash resources, unutilized credit capacity and operating cash flow.

Working Capital
(US$ millions)

Working capital grew by 40% to $62.8 milllion or $4.62 per diluted share.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

User funds held on deposit

User funds held on deposit doubled to $18.9 million at the end of 2004 (2003: $9.4 million). This increase reflected player confidence together with the increasing popularity and growth of our licensees’ online gaming businesses in both casino and poker. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of CryptoLogic’s total cash position.

Capitalization

CryptoLogic had no debt at year-end 2004, and undrawn credit facilities.

As of December 31, 2004, the Company had 13,311,498 common shares outstanding, 1,427,661 issued and outstanding options and 30,000 outstanding warrants for the purchase of common shares. In the third quarter of 2004, the Board of Directors renewed a Normal Course Issuer Bid, which authorizes the Company to repurchase and cancel up to 1,250,000 common shares between September 23, 2004 and September 22, 2005. No shares have been repurchased under this Normal Course Issuer Bid as of the date of this MD&A.

Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2004:

(In thousands of US dollars)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Long term debt	--	--	--	--	--
Capital lease obligations	--	--	--	--	--
Facility leases	$13,330	$1,149	$3,229	$2,428	$6,524
Purchase obligations	--	--	--	--	--
Other long term liabilities	--	--	--	--	--
Total outstanding cash commitments	$13,330	$1,149	$3,229	$2,428	$6,524

Total cash commitments at the end of fiscal 2004 was $13.3 million (2003: $2.0 million). This increase was due to larger facilities required for an expanding organization and associated longer term lease arrangements, compared to short term commitments and a much smaller employee base in 2003. The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to lead or remain competitive with technology advancements and product evolution in the global online gaming market. Approximately 61% of our workforce was comprised of research and development personnel at 2004 year end (2003: 54%).

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

CRITICAL ACCOUNTING POLICIES

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 1.

CHANGES IN ACCOUNTING POLICIES

On December 18, 2003, the Canadian Accounting Standards Board (AcSB) announced that effective January 1, 2004, public companies are required to expense all stock-based compensation awards (including stock options). Starting fiscal 2003, we adopted these amended recommendations with respect to accounting for stock-based compensation and other stock-based payments as noted earlier.

Further details of the above new standard and other recent accounting pronouncements are addressed in the notes to the Company’s financial statements, in particular note 1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company enters into forward foreign exchange contracts to manage a portion of our exposure to currency fluctuations. The forward foreign exchange contracts are marked to market and the resulting net gain or loss of the forward foreign exchange contract is recognized in operating costs in the statement of operations.

RISKS AND UNCERTAINTIES

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Annual Information Form the Company files with various Securities Commissions.

Industry Risks

Government Regulation
The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold government licenses to operate Internet gaming sites in two jurisdictions: Alderney in the British Isles and the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Currently, the UK intends to establish a regulated market for online gaming. The Isle of Man and Alderney – both part of the British Isles – are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. The British government has introduced legislation to create a regulated and licensed jurisdiction for Internet gaming with the goal to enacting the new law as early as 2005. However, there is no assurance the UK gambling bill will be passed into law.

Opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union member states are in contrast with a favourably-viewed ruling from the European Court of Justice and have prompted the European Commission to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

Given the legislative uncertainty particularly in the US, we have geographically diversified our business and customer base in global markets that embrace online gaming. Nevertheless, there can be no assurances that additional legislation or the burdens associated with complying with them will not be proposed and passed in the United States or in other potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Payment Processing
Starting in December 2001, certain financial institutions in the United States ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the United States and/or other countries will not enact additional restrictions. Such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, this risk has been mitigated with ongoing expansion of the Company’s alternate payment solutions and our focus on Europe. In addition, the loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material effect on our reputation, business, revenue, operating results and financial conditions. We mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail of every transaction. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law
In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing Canadian, US and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Business Risks

E-commerce Adoption
The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce continues to develop, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Internet Viability and System Infrastructure and Reliability
The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

End-users of our software depend on Internet service providers, online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand
The Internet gaming industry continues to rapidly evolve and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security
Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions/attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties
Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If ISPs experienced service interruptions, it may prevent communication over the Internet and impair our ability to carry on business.

Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition
Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our ECash software and services, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is most likely that several new competitors may be established in the near future, in addition to our known competitors.

Increased competition from current and future competitors has and will result in price reductions and reduced margins, or could result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees
In fiscal 2004, our top 7 licensees accounted for approximately 93% of our total revenue, a similar concentration to 2003, although representing a different mix of licensees. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdiction could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks
As a result of increasing player deposit levels, we are subject to higher exposure to charge backs, which may also result in possible penalties. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has a provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Foreign Operations
A significant portion of our revenues is derived from licensing and support fees in non-North American countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, approximately 85 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group, a consultancy group that provides research to the interactive gaming industry.

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world.

However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange
Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including US dollars, British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We utilize a hedging program to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Legal Proceedings
We, and certain of our subsidiaries, are involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property
We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that much of our competitive position is dependent upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

We do not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction. However, our company and subsidiaries have trademarks in certain jurisdictions and are in the process of applying for further trademark registrations and patents, which would provide such protection in relevant jurisdictions. Certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees
Our future success is dependent on certain key management and technical personnel. The loss of them or the inability to attract and retain highly qualified staff and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth
We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments
As part of our business strategy, we may make acquisitions of or significant investments in businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by common risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential disruption of management from our business; the inability of management to maximize the financial and strategic position of our company or returns from the investment or acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new management personnel.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Stock Volatility
The market price of our common shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors affecting us and our competitors, such as proposed Internet gaming legislation or enforcement of existing laws, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the Nasdaq National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares and an investment in our common shares may be difficult to realize.

OUTLOOK

CryptoLogic’s focused strategy and investment in key markets and fast-growing product segments offering vast market potential have continued to translate into revenue growth, solid earnings and positive operating cash flow despite a competitive online gaming industry marked by continued US uncertainty.

Vast Market Potential of Online Gaming
The global Internet gaming industry is estimated to be reach $12.0 billion6 in 2005 – yet this is less than 5% of the global land-based gaming market and suggests considerable growth potential.  Casino continues to be a major pillar accounting for more than 20% of the online gaming market. Poker is emerging as a rapidly-expanding game segment and gaining popularity around the world. Online poker has risen 20-fold since 2002, is now about 15% of the Internet gaming industry, and is forecasted to double next year7.  New games, enhanced product functionality and continued growth of our existing customers in these major game areas are expected to continue to add favourably to our financial performance.

_________________

6	Global Betting and Gaming Consultants March 2005
7	PokerPulse, Global Betting and Gaming Consultants March 2005

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

Focused Strategy, Disciplined Execution
Management continues to be excited about the prospects and outlook for CryptoLogic. By staying disciplined in our execution, which remains centered on our three core imperatives – (i) international diversification, (ii) market-oriented solutions, and (iii) regulatory leadership – we intend to strengthen our global position and continue to deliver profitable returns.

In committing to this growth plan, we emphasize a “return on effort” approach in everything we do. This means we devote our time and resources to those strategic activities that generate the highest return. CryptoLogic’s growth strategy is focused on both our core casino business and fast-rising online poker arena – major Internet game segments that are proven, profitable markets with excellent upside.

International Diversification
In keeping with our “return on effort” approach, we have become very selective and only target one or two new substantial customers a year.  In addition to new licensees, CryptoLogic is equally focused on driving organic growth and increasing the profitability of our existing customers. There remains considerable upside to help expand our licensees’ online casino businesses through new games, enhanced customer support and new back-office/data mining tools for more effective player retention and re-activation, and to help them increase their position in online poker – an emerging and incremental revenue stream.

We are realizing profitable returns by working with a select group of high quality, international brand name customers that offer the best prospects for online gaming. We set out to diversify our business in key geographies, and we have achieved that goal. In 2004, more than 60% of our licensees’ revenue was derived from international markets, up from over 55% last year. The UK and Continental Europe continued to represent key markets at more than 30% and 20% respectively of overall revenue last year. Today, we are well-diversified in major markets and expect our current geographic mix to be appropriate as we maximize opportunities around the world.

Market-Oriented Solutions
We will continue to invest in our core casino business to build on our market strength in this mainstay segment of online gaming. This is why in 2004, we introduced more than 30 new casino slot and table games, which are helping licensees attract and retain players, and ultimately increase revenue – and in turn contributes to our continued casino growth.

We have achieved excellent results from our online poker product. In 2004, fees from online poker increased more than 145% over last year, at approximately 20% of overall revenue, and up from over 10% of revenue in 2003. Online poker is rapidly growing into a major pillar of online gaming.  While the game is currently US-dominated, we feel the UK and Europe lag 12 or more months behind and are the next big growth regions for online poker.  Given our strong UK-oriented licensees with a substantial percentage of their online poker revenue derived from international markets, our customers are well positioned to increase market share in Internet poker.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

CryptoLogic aims to continue to develop new technologies and games and enhance our e-cash application, fraud control initiatives and customer support to offer a comprehensive game suite and enriching player experience. These initiatives will help our licensees attract, retain and re-activate players in an increasingly sophisticated and global marketplace. Management aims to exceed industry growth rates in both online casino and poker, and not measure our success solely on increasing the contribution of these segments as a percentage of total revenue.

Regulatory Leadership
As the UK government proceeds to regulate online gaming with the new law possibly enacted as early as 2005, and fully operational by 2007, CryptoLogic will continue to emphasize investment in our compliance efforts. As one of the world’s few software providers already certified to high regulatory standards, we are experienced and well positioned to offer licensees the choice of regulated markets for their online businesses. Our regulatory leadership is a key differentiator for CryptoLogic, and strategically important as more governments move to regulate interactive gaming.

Investing for the Future
Given CryptoLogic’s growing revenue, cash generation and strong financial position, this is the best time for us to invest in our future. To that end, our major investment program will continue at least into the first half of 2005 and remain directed at strategic areas of our business – casino and poker software offering, system infrastructure and scalability, and back-office and customer care – all aimed at maintaining our competitive advantage, strengthening our position in our core markets of casino and poker, and generating increasing returns in the near and long term.

We set out to diversify our business by customer, geography and products.  We are achieving these objectives as reflected in our 2004 performance. By delivering on our focused strategy and investment plans, we will continue to work with a quality group of major international customers to drive revenue growth, profitability and healthy cash flow. With increasing industry consolidation, we also have the financial strength to carefully consider potential acquisitions, if appropriate, to accelerate our growth plans.

CryptoLogic Management’s Discussion & Analysis
For the year ended December 31, 2004

EXHIBIT 3

Certification of Annual Filings during Transition Period

I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the year ended December 31, 2004.

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 14, 2005

/s/ Lewis N. Rose
LEWIS N. ROSE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CRYPTOLOGIC INC.

EXHIBIT 4

Certification of Annual Filings during Transition Period

I, Jenifer Cua, Interim Chief Financial Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the year ended December 31, 2004.

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 14, 2005

/s/ Jenifer Cua
JENIFER CUA
INTERIM CHIEF FINANCIAL OFFICER
CRYPTOLOGIC INC.